UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company") announces to its shareholders and to the market in general that, in May 8, 2019, entered into a contract for the sale of the Data Centers Tamboré, located in the city of Santana do Parnaíba, State of São Paulo, and Curitiba (CIC), located in the city of Curitiba, State of Paraná, with a company controlled by Asterion Industrial Partners SGEIC, S.A. ("Investor" and "Transaction").

The Transaction contemplates the agreement with the Investor of: (i) an Asset Purchase Agreement ("APA"), for the total approximate amount of R$ 441 million; and (ii) a Housing Services Agreement between the Company and the Investor – Master Service Agreement ("MSA"), ensuring the continuity of the provision of housing services by the Company's B2B area. The conclusion and consummation of the Transaction are subject to some common conditions precedent to this type of Transaction.

The Transaction aims to optimize the Company's capital allocation, generating value to its shareholders.

The Company will keep its shareholders and the market informed about the Transaction.

São Paulo, May 8, 2019

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 8, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director